Mail Stop 3561

April 17, 2008

Michael J. Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

      Re: AutoNation, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 28, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 27, 2008
             File No. 001-13107

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your discussion in MD&A of the challenges in the automotive retail industry resulting from the slowing economy and tightening credit markets. To help us and your investors better understand how recent changes in the economy affect your company, please respond to the following comments:

- Given that goodwill comprises approximately one-third of your total assets, please expand your critical accounting policy for goodwill to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, including better explaining how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release No. 33-8350.

- Please consider providing similar expanded disclosures for your franchise rights assets.

- Given that inventory comprises approximately 27% of your total assets, please tell us how you considered providing a critical accounting policy on inventory impairment. In this regard, we assume from your disclosures that you have not incurred any inventory impairments in the periods presented in your financial statements. Please confirm our assumption or explain this matter to us in more detail. Please consider whether your investors would benefit from additional insight as to the likelihood of inventory impairments resulting from reasonably likely changes in the future. Additionally, given your disclosure of the days supply of inventory that you maintain, if your estimate of the amount of inventory needed to cover a certain number of days has changed significantly, or is reasonably likely to change significantly in the future, we believe you should consider addressing this in a critical accounting policy.

- We note your discussion of the reserve for chargebacks. Please provide us with a rollforward of your reserve for each of the three years presented in your financial statements, and tell us how you considered disclosing this information under Articles 5-04 and 12-09 of Regulation S-X. Please expand your critical accounting policy for revenue recognition and chargebacks to better explain how accurate such estimates have been in the past, how much the estimates have changed in the past, including whether you are seeing a trend of increasing chargebacks resulting from the slowing economy, and whether such estimates are reasonably likely to change in the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. In this regard, we note that while your finance and insurance, net revenues comprise a small percentage of your total revenues, they appear significant to your gross profit and net income.

- Please describe to us the extent of your use of price reductions or any other customer incentives that you offer beyond those provided by the manufacturers. To the extent that you offer such incentives, please tell us how you account for such incentives, and how you considered disclosing your accounting policy. Additionally, to the extent that the use of such incentives is more prevalent in certain markets than others, please address this in your analysis of results of operations as part of providing your investors with a view of the company through the eyes of management.

Liquidity and Capital Resources, page 36

2. We note that you have repurchased a significant amount of your outstanding stock over the past two years, reducing the number of shares outstanding by approximately 30% over this two year period. We also note that a significant portion of these repurchases appear to have been funded by the issuance of debt. Given these significant changes in your capital structure, we believe you should provide your investors with further insight into management's decisions concerning these significant stock repurchases and debt issuances. We remind you that MD&A is intended to enable your investors to see the company through the eyes of management and to provide the context within which your financial information should be analyzed. To achieve these objectives, we believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management's overall business plan. Please refer to our Release No. 33-8350, and tell us how you considered revising your MD&A narrative to address these concerns.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, net, page 52

3. We note that you perform your annual goodwill impairment test on an enterprise-wide level. Please explain to us in reasonable detail how your use of one reporting unit in your goodwill impairment test is consistent with paragraphs 30 and 31 of SFAS 142. If applicable, please also tell us why you do not assign goodwill to individual reporting units.

Revenue Recognition, page 55

4. You disclose that you sell and receive a commission, which is recognized upon sale, on several types of products, including extended service contracts, maintenance programs, guaranteed auto protection, tire and wheel protection, and theft protection products. You further indicate that your product offerings include

those that are sold and administered by independent third parties. Please provide us with the following information regarding these products:

- Since you recognize the net commission received as revenue at the point of sale, it appears that you do not consider yourself to be the legal obligor in any jurisdiction under these arrangements. If you are not the legal obligor, please clarify how you arrived at that determination. If you are considered the legal obligor in one or more jurisdictions, please clarify your disclosures accordingly and tell us how you recognize revenues for those contracts. Please quantify for us the gross amounts of proceeds received and commissions paid that have been reflected in revenue under these contracts for the historical periods presented. Please see FASB Technical Bulletin 90-1 and SFAS 113.

- Please explain to us in further detail the nature and terms of your "retrospective commission arrangements" and the related accounting treatment. Please specify the accounting literature used to account for these contracts. Please also clarify how your participation in these contracts is determined. If you know at inception whether or not you will participate in future profit pursuant to these arrangements, please tell us if you defer the initial commission revenue and explain the reasons for your determination.

5. Please provide us with, and expand your accounting policy to disclose, a more detailed description of your revenue recognition for providing services. Please tell us whether you provide guarantees for your service work, either to your customers or, in the case of work done under manufacturer warranties and service contracts, to the manufacturers. If so, please explain how such guarantees impact your revenue recognition and tell us what consideration you gave to the disclosure requirements of paragraph 14 of FIN 45.

Note 13. Discontinued Operations, page 69

6. We note your disclosures concerning sales of your stores. Please tell us how you considered quantifying the number of stores sold each year, similar to your disclosure in Note 15 of the number of stores acquired each year, as we believe this information is useful to your investors. If there is a significant change in the number of stores sold from year to year, please provide your investors with some insight into the reasons for these variances, either here or in your MD&A analysis.

Definitive Proxy Statement on Schedule 14A as filed March 27, 2008

Compensation Discussion & Analysis, page 17

Setting Compensation Levels of Executive Officers, page 17

7. Please expand your discussion here to address in more detail the company's use of the comparative pay of the retail companies that you name here. For example, we note your statement that you review the data "for informational purposes" but that does not explain what the information you are reviewing tells you about your own compensation levels. Please also tell us how you determined to include the companies you name in the pool of retail companies you review.

2007 Executive Compensation Elements, page 18

8. In your discussion of the Annual Incentive Bonus, you mention that bonus awards will be payable based upon a sliding scale based on your actual achievement relative to the predetermined goals. If this means that the participants in the bonus awards could earn less or more than you state here, please revise to disclose the threshold and/or stretch goals reflected as a percentage of salary.

9. Please also explain how the Subcommittee determines which of your named executive officers or other key employees participates in the Executive Incentive Bonus Plan. For example, we note your indication that Mr. McAllister was not eligible to receive an award under the plan in 2007. Please revise to explain why.

10. Please clarify whether the percentages reflected in the "2008 Target Award as a Percentage of Base Salary" chart are intended to apply to both the AutoNation Operating Performance Plan and the Executive Incentive Bonus Plan.

11. It does not appear that you have disclosed the 2008 annual performance goals necessary for the executives to receive the awards you discuss here. Please disclose or, to the extent you believe disclosure of the company's performance goals are not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the performance goals would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3823 if you have any questions regarding the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director